[Jenkens & Gilchrist Letterhead]

Gregory J. Schmitt
(214) 855-4305
gschmitt@jenkens.com

January 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Coastal Bancshares Acquisition Corp.
  Registration Statement on Form S-3
  File No. 333-118294
  Filed August 17, 2004

Ladies and Gentlemen:

        On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation (the "Company" or "Coastal Bancshares"), we hereby file through EDGAR with the Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 2 to the Registration Statement on Form S-1 of Coastal Bancshares (the "Amended S-1"), including exhibits.

        The Amended S-1 incorporates changes responsive to the comments set forth in the Commission's letter to Mr. Cary M. Grossman, dated October 7, 2004. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended S-1.

General

        1.     We note that you intend to furnish the following: (1) a copy of the no objection letter from the NASD indicating that the NASD has no additional concerns regarding compensation to be paid the underwriters prior to the effectiveness of the company's registration statement and (2) confirmation that any outstanding state regulatory agency comments have been resolved and that the company has received clearance from all states where it has applied to have the units registered for sale.

Securities and Exchange Commission
January 21, 2005

        Coastal Bancshares intends to provide the Commission with (i) a copy of the no objection letter or confirmation of the call from the NASD indicating that the NASD has no additional concerns prior to the effectiveness of the company's registration statement, and (ii) confirmation that any outstanding state regulatory agency comments have been resolved and that the Company has received clearance from all states where it has applied to have the units registered for sale.

Prospectus Summary

        2.     The discussion under Industry Overview through the bottom of page one, as well as the identical information on page 21, remains promotional and speculative in nature and inappropriate in our view in a disclosure statement.

        The discussion under Industry Overview in the Prospectus Summary, as well as the identical information on page 21, has been removed other than the factual information related to the number of commercial banks in the U.S. below certain asset sizes.

Risk Factors, page 7

        3.     Clarify in both the heading and in the narrative to risk factor 10 that certain of your officers and directors, or their affiliates, are already affiliated with blank check companies. In this regard, we are referring both to Mr. Grossman's affiliation with Sand Hill and to Mr. Sangalis and his private equity firm's affiliation with Millstream. Include similar disclosure regarding the latter in the revised Management section on page 42.

        The heading to risk factor 10 has been revised to clarify that Mr. Grossman is affiliated with Sand Hill IT Security Acquisition Corp., a blank check company organized for the purpose of acquiring an operating business in the IT security industry. The Company had previously revised the narrative to reflect Mr. Grossman's affiliation with Sand Hill IT Security Acquisition Corp. The Company supplementally advises the Staff that it has not noted any affiliation of Mr. Sangalis with any other blank check companies, as neither Mr. Sangalis nor Rice Sangalis Toole & Wilson, a privately held equity firm of which Mr. Sangalis is a managing partner, is affiliated with Millstream Acquisition Corp. Don K. Rice, a member of the board of directors of NationsHealth, Inc. formerly known as Millstream Acquisition Corporation, is a partner of Rice Sangalis Toole & Wilson, but his affiliation with NationsHealth, Inc. is in his personal capacity and Rice Sangalis Toole & Wilson does not receive any compensation for his being on the board of directors of NationsHealth, Inc.

Securities and Exchange Commission
January 21, 2005

        If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,
/s/ GREGORY J. SCHMITT
Gregory J. Schmitt

GJS:mak
Enclosures

cc/encl.:
Cary M. Grossman
Kathleen L. Cerveny, Esq.
Monica A. Knake, Esq.